UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports under Section 13
                and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 1-6805

                        BROWNING-FERRIS INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                                 757 N. Eldridge
                              Houston, Texas 77079
                                 (281) 870-8100
               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive offices)

                $250 million of 6.08% Market Value Put Securities
            (Title of each class of securities covered by this Form)

                                      None
               (Title of all other classes of securities for which
           a duty to file reports under Section 13(a) or 15(d)remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [ ]        Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(1)(ii) [ ]        Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(i)  [ ]        Rule 12h-3(b)(2)(ii) [ ]
     Rule 12g-4(a)(2)(ii) [ ]        Rule 15d-6           [ ]
     Rule 12h-3(b)(1)(i)  [x]

       Approximate number of holders of record of $250 million of 6.08% Market Value Put Securities as of the certification or notice date: None





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         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Browning-Ferris Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                               BROWNING-FERRIS INDUSTRIES, INC.




                                               By: /s/ Steven M. Helm
                                                   ---------------------------
                                               Name:   Steven M. Helm
                                               Title:  Vice President-Legal and
                                                       Corporate Secretary

Date:  January 19, 2000